Contact

www.linkedin.com/in/ewiesen (LinkedIn)
wiesen.tumblr.com (Blog)
www.rre.com (Company)

Top Skills

Online Advertising
Financial Technology
Venture Capital

Eric Wiesen

General Partner at Bullpen Capital
San Francisco, California, United States

Summary

Eric is a General Partner with Bullpen Capital, the leader and creator of the post-seed investment category.

Eric joined Bullpen in 2015 from RRE Ventures, where he was a General Partner. Current areas of focus include financial services and technology, consumer products and manufacturing, marketing technology and next-generation computer interfaces. Much of his investing philosophy and approach is informed by his experiences as a two-time founder, first in the 3D Graphics hardware space and later in the enterprise software/ERP sector. Eric is also an attorney, and practiced in the corporate group at Fenwick & West in Silicon Valley. As an undergraduate, he was an intern in the only very famous White House internship class.

Eric holds a BA from the University of California at Berkeley, a JD from the University of Michigan, and an MBA from Columbia University. He is an alumnus of the Kauffman Fellows program.

Experience

Bullpen Capital
General Partner
November 2015 - Present (11 years)
San Francisco Bay Area

Bullpen is the leader in post-seed investing and created the category. Current investments: Atrium, AvantStay, Beyond, Brightside, CAMP, Carbon Health, CruxOCM, Entera, Fanimal, Honeybee Health, PackageX, Preveta, Roofr, SISU, Splitwise, Traverse and Wonder. Former investments include BentoBox (acq: FI), Platejoy (acq: Red Ventures), Starcity (acq: Common).

RRE Ventures
General Partner
June 2008 - July 2015 (7 years 2 months)
San Francisco Bay Area

I joined RRE Ventures in 2008 as an associate and became a General Partner in 2010.

While at RRE I sourced or led over two dozen investments in the software, media technology, financial technology and consumer sectors. Successful investments include Bitly (acq: Spectrum Equity), Braintree (acq: PYPL), Chain (acq: Stellar), Dextro (acq: Taser), Flipswap (acq: Hyla Mobile), Hyperpublic (acq: GRPN), Makerbot (acq: SSYS), Sailthru (acq: Campaign Monitor), TapCommerce (acq: TWTR), Singleplatform (acq: CTCT), and Venmo (acq: Braintree). I also sourced, led or served on the Board of Bark & Co., Betaworks, Collective Health, Hyla Mobile, NerdWallet, Paperless Post, and YipitData. I was involved with RRE's investments in drop.io and HotPotato (both acquired by Facebook).

Higher Ground Solutions
Cofounder and Principal
2004 - 2006 (2 years)

Higher Ground Solutions provides highly-specialized strategic and implementation services for Fortune 500 clients. The firm currently focuses on the Customer Relations Management space. As a co-founding Principal, I modified the business model to scale this business and managed vendor relationships as well as business development.

Fenwick and West
Associate, Corporate Group
September 2001 - January 2004 (2 years 5 months)

As an associate, I was involved with Venture Capital fundings, high-technology M&A and public-company securities work. I specialized in IT companies and held a range of responsibilities, relating to both ongoing legal needs and transactions.

I bring the viewpoint I developed working with a wide range of clients, as well as the rigor of the legal environment to my current work in Venture Capital.

Xert Computing
President and Founder
January 1996 - June 1998 (2 years 6 months)

Xert manufactured systems and provided professional services to the 3D animation community. As a co-founder, I was responsible for sales & marketing, business development and finance.

The White House
Intern, National Economic Council
June 1995 - December 1995 (7 months)

As an NEC intern, I assisted council members on a range of issues, including high-technology policy in the semiconductor industry and communications policy as it related to international satellite neworks.

Education

Columbia University - Columbia Business School
MBA, Finance and Entrepreneurship · (2006 - 2008)

University of Michigan Law School
J.D., Law · (1998 - 2001)

University of California, Berkeley
B.A., Political Science · (1995 - 1997)

Marin Academy
· (1989 - 1993)